

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

December 30, 2008

Mr. Avi Brener
Chief Executive Officer
P.O. Box 142
Hadera 38101, Israel

> **Re:    Hadera Paper**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 23, 2008**
> **File No. 001-04212**

Dear Mr. Brener:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  Please do so within the time frame set forth below.  You should comply with the remaining comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below.  Please understand that after our review of all of your responses, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2007

Financial Statements, Page 61

1. We note your descriptions of material differences between Israeli GAAP and U.S. GAAP on page 61.  The reconciliation provided pursuant to Item 17 of Form 20-F must be included in the Notes to the financial statements and, accordingly, must be considered by the auditor when expressing an opinion on the financial statements taken as a whole.  Please revise your consolidated financial statements to include the reconciliation between Israeli GAAP and U.S. GAAP in its footnotes.

Report of Independent Registered Public Accounting Firm, Page F-2

2.  The report of Brightman Almagor & Co. refers to the work of other auditors for the years ended December 31, 2005 and 2006.  However, the Company did not include the report of the other auditors.  Whenever the principal auditor refers to the work of another auditor, the report of the other auditor must be included in the filing.  Hence, please amend your filing accordingly.  Refer to the instructions to Item 8.A.2 of Form 20-F.

Employee Rights upon Retirement, Page F-27

3.  We note that you have not reflected liabilities for severance pay and pensions as the risks have been irrevocably transferred to the pension funds and the insurance companies as allowed by the Severance Pay Law.  Please describe in greater detail the transfer of risks to pension funds and the insurance companies, and explain to us how this transfer allows you to not reflect the liabilities in your U.S. GAAP balance sheet.  Cite the specific accounting literature that you relied upon in your response.

Section 906 of the Sarbanes-Oxley Act, Exhibits 13.1 and 13.2

4.  Please amend to revise the year ended dates included on Exhibits 13.1 and 13.2 to coincide with the reporting period of the financial statements included in your Annual Report on Form 20-F for the year ended December 31, 2007.

Carmel Container Systems Ltd. Consolidated Financial Statements, Page C-2

5.  You included the consolidated financial statements of Carmel Container Systems LTD, an associated company accounted for under the equity method.  We could not locate the description of the material differences between Israel GAAP and US GAAP for Carmel.  Please identify and discuss material variations between Israeli GAAP and US GAAP for all periods in which an income statement is presented in accordance with Item 17(c)(2) to Form 20-F, or tell us where you have presented such information.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia at (202) 551-3562 or Ryan Milne, Branch Chief, at (202) 551-3688 if you have questions regarding comments on the filing and related matters.  Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

CC:	via facsimile
	Lea Katz, Corporate Secretary
	972-4-6339740